SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                         ANNUAL INFORMATION UPDATE (AIU)

                            FOR RYANAIR HOLDINGS PLC

                               In compliance with

Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324
                                    of 2005)



1. Introduction

Ryanair Holdings Plc published its Annual Report on the 1 September 2005 and is therefore submitting its AIU to the Exchange as required under Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005). We are publishing the AIU via an RIS today and making it available in the Investor Section of our website, www.ryanair.com.

2. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months together with the date of the release.

This includes all announcements and filings made under the rules of the ISE, the UKLA and the NASDAQ markets. This also includes all Companies Registration office ('CRO') filings during the period, which are listed separately from the market filings.

ISE/UKLA/NASDAQ Filings

Date              Announcement


21/09/2006        Result of AGM

21/09/2006        5 New Routes from Dublin

19/09/2006        17th European Base in Bremen

12/09/2006        Holding in Company

07/09/2006        Announces 7 New Routes

07/09/2006        First Routes To Malta

04/09/2006        Passenger Figures August 06

01/09/2006        Doc re. Annual Report

30/08/2006        In Flight Mobile Access

25/08/2006        Ryanair GBP 3m Comp Claim

15/08/2006        Blocklisting Interim Review

11/08/2006        Director/PDMR Shareholding

01/08/2006        1st Quarter Results

11/07/2006        Announces Reductions Sweden

11/07/2006        Customer Service Stats June

05/07/2006        Ryanair Passenger Growth

03/07/2006        Notification Share Interest

03/07/2006        Ryanair buys 10 Boeing 737

21/06/2006        New Deal with Equity Insurance

14/06/2006        Holdings in Company

13/06/2006        Complaint to EU Comm on Air France

12/06/2006        Customer Service Stats May 06

06/06/2006        Final Results

05/06/2006        Passenger Stats May 2006

26/05/2006        Holding in Company

12/05/2006        Ryanair appeals Italian Court

11/05/2006        Complaint against Air France

10/05/2006        Marseille is 16th Euro Base

10/05/2006        New Route Dublin to Berlin

08/05/2006        Ryanair Customer Service Statistics

04/05/2006        Ryanair Record Traffic

04/05/2006        Ryanair April Passenger Stats

02/05/2006        Holding in Company

20/04/2006        Holding in Company

19/04/2006        Ryanair March Customer Stats

12/04/2006        Ryanair Launch 9 new routes

05/04/2006        Ryanair announce new routes

05/04/2006        Ryanair Passenger figures

29/03/2006        Ryanair announces new routes

28/03/2006        Ryanair announces new routes

20/03/2006        Holding in Company

09/03/2006        Interests in Ryanair Shares

09/03/2006        Ryanair Customer Stats Feb 06

08/03/2006        Ryanair reduces Cork Services

07/03/2006        Ryanair 100 Aircraft Delivery

06/03/2006        More Passengers than BA

03/03/2006        Passenger Numbers Feb 06

23/02/2006        No involvement MexicanAirline

22/02/2006        Ryanair No 1 Customer Service

20/02/2006        Director/PDMR Shareholding

20/02/2006        Ryanair Directors Sale

15/02/2006        Ryanair Majestic Worldwide

14/02/2006        Customer Service Statistics

06/02/2006        Ryanair 3rd Quarter Results

03/02/2006        Ryanair Passenger Stats

25/01/2006        Ryanair Revolutionize Travel

21/12/2005        Launch of 18 New routes

20/12/2005        Ryanair delays Aircraft

20/12/2005        Re: Brochure of Particulars

19/12/2005        Block Listing Review

16/12/2006        Passenger save flying Ryanair

09/12/2006        Customer Service Stats Nov05

05/12/2006        Director shareholding/PDMR

05/12/2006        Passenger Figures for Nov05

02/12/2005        Share Option Windfall

25/11/2005        Director Share Sale

24/11/2005        Re: Holding in Company

18/11/2005        Re: Holding in Company

15/11/2005        Holding in Company

11/11/2005        $1B Investment Frankfurt Hahn

08/11/2005        Re: Holding in Company

08/11/2005        Customer Service Stats Oct05

07/11/2005        Half Year Financial Results

04/11/2005        Ryanair Pilot Share Options

03/11/2005        Passenger Figures October 05

10/10/2005        Customer Service StatsSept.05

04/10/2005        Ryanair Trading Update

04/10/2005        Ryanair Passenger Growth

03/10/2005        RE: Holding in Company

28/09/2005        Re: Annual Information Update

22/09/2005        AGM Statement


Companies Registration Office Filings

Date             Announcement

21/09/2006       G1      -   Special Resolution

21/09/2006       B10     -   Change in Directors Particulars

28/11/2005       B10     -   Change in Directors Particulars

28/11/2005       B10     -   Change in Directors Particulars

28/11/2005       B1      -   Annual Return



3. Availability of the full text of the announcements/filings

All announcements prescribed by and released pursuant to the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority will be available on the ISE website. NASDAQ filings will be available on the EDGAR website. Copies of any filings made with the CRO will be available from the CRO.


4. Accuracy of the information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.


Ends.                          2nd November 2006

For further information
Jim Callaghan - Ryanair        Pauline McAlester - Murray Consultants
00 3535 1 812 1236             00 353 1 498 0300


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  2 November, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director